UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934
October 25, 2006
Commission file number 1-14400
Metso Corporation
(Translation of registrant’s name into English)
Fabianinkatu 9 A,
P.O. Box 1220
FI-00101
Helsinki, Finland
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F
Form 20-F ☑      Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐      No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-3-2(b):82-

TABLE OF CONTENTS

SIGNATURES
SIGNATURES
Date October 25, 2006
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.
Name:

Olli Vaartimo	Aleksanteri Lebedeff
Executive Vice President and CFO	Senior Vice President,
Metso Corporation	General Counsel
Metso Corporation

Metso updates its financial targets and dividend policy
(Helsinki, Finland, October 25, 2006) – Metso Corporation (NYSE: MX; OMXH: MEO1V)
As a result of Metso’s annual strategy process, Metso’s Board of Directors has today updated Metso’s financial targets and raised the dividend policy. The decision is based on Metso’s positive financial development and the continuing favorable market situation. The following new financial targets replace the previous targets set in August 2005:
- An average annual net sales growth of more than 10 percent. The growth will be attained both organically and through value-enhancing complementary acquisitions. Major acquisitions with a significant impact on Metso, such as the Aker-Kvaerner Pulping and Power acquisition, come on top of this 10% growth target.
- An operating profit margin (EBIT-%) of more than 10 percent.
Furthermore, Metso’s target is that its key financial indicators, capital structure and cash flow metrics support a solid investment grade status in credit rating.
Metso has also upgraded its dividend policy to distribute at least 50 percent (earlier 40 percent) of annual earnings per share as dividend or in other forms of repatriation of capital.
“We will continue to execute our profitable growth strategy with the focus on fully exploiting the growth opportunities of the current market situation, growing the aftermarket business, as well as on securing continued, sustainable profitability over the business cycle,” says Jorma Eloranta, President and CEO of Metso Corporation. “We still have a lot of opportunities to improve our performance, and there is no room for complacency – despite the consistent, strong development of our financial performance.”
“At Metso, our focus is on profitable growth – we grow in order to make more profit. In Metso Paper the focus remains to ensure continued profitability improvement and growth in aftermarket business. In Metso Minerals and Metso Automation we aim to fully exploit the market growth while ensuring yearly improving profits. Our positive development, a very strong order backlog and favorable market outlook give us confidence to expect that also the years to come will be good for Metso and to our shareholders,” Eloranta notes.
Metso is a global engineering and technology corporation with 2005 net sales of approximately EUR 4.2 billion. Its 22,000 employees in more than 50 countries serve customers in the pulp and paper industry, rock and minerals processing, the energy industry and selected other industries.
www.metso.com
For further information, please contact:
Jorma Eloranta, President and CEO, Metso Corporation, tel. +358 204 84 3000
Olli Vaartimo, Executive Vice President and CFO, Metso Corporation, tel. +358 204 84 3010
Johanna Sintonen, Vice President, Investor Relations, Metso Corporation, tel. +358 20 484 3253

or

USA: Mike Phillips, Senior Vice President, Finance and Administration, Metso USA, Inc., tel. +1 770 246 7237.
It should be noted that certain statements herein which are not historical facts, including, without limitation, those regarding expectations for general economic development and the market situation, expectations for customer industry profitability and investment willingness, expectations for company growth, development and profitability and the realization of synergy benefits and cost savings, and statements preceded by “expects”, “estimates”, “forecasts” or similar expressions, are forward-looking statements. These statements are based on current decisions and plans and currently known factors. They involve risks and uncertainties which may cause the actual results to materially differ from the results currently expected by the company.
Such factors include, but are not limited to:
(1) general economic conditions, including fluctuations in exchange rates and interest levels which influence the operating environment and profitability of customers and thereby the orders received by the company and their margins
(2) the competitive situation, especially significant technological solutions developed by competitors
(3) the company’s own operating conditions, such as the success of production, product development and project management and their continuous development and improvement
(4) the success of pending and future acquisitions and restructuring.